

November 7, 2014

Mr. Tan Swe Poo
Chief Executive Officer
Royale Globe Holding Inc.
68, Soi Suphaphong 3
Yak 8, Sirinakarn 40 Road
Nonghob, Praver, 10250 Bangkok, Thailand

      Re: **Royale Globe Holding Inc.**
               Form 10-K for the Fiscal Year Ended October 31, 2013
               Filed January 28, 2014
               File No. 000-54292

Dear Mr. Poo:

We issued comments to you on the above captioned filing on October 22, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 24, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact John Coleman at (202)551-3610 if you have questions regarding engineering comments.

                      Sincerely,

                      /s/ John Reynolds

                      John Reynolds
                      Assistant Director